                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                             ----------------------


                                  SCHEDULE 13G
                                 (RULE 13d-102)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO. _________________)(1)



                              DIEDRICH COFFEE, INC.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                     253675
                                 (CUSIP Number)




         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------                                               -----------------
CUSIP NO. 253675                       13G                     PAGE 1 OF 8 PAGES
----------------                                               -----------------

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON                   D.C.H., L.P.

        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                   (a) /X/
                                                   (b) / /
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

           California
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

 NUMBER OF    ------------------------------------------------------------------
  SHARES      6    SHARED VOTING POWER
BENEFICIALLY          1,168,097 shares of Common Stock
 OWNED BY     ------------------------------------------------------------------
   EACH       7    SOLE DISPOSITIVE POWER
 REPORTING            0
  PERSON      ------------------------------------------------------------------
   WITH       8    SHARED DISPOSITIVE POWER
                      1,168,097 shares of Common Stock
--------------------------------------------------------------------------------
  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,168,097 shares of Common Stock
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           /  /
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           21.7%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

----------------                                               -----------------
CUSIP NO. 253675                 13G                           PAGE 2 OF 8 PAGES
----------------                                               -----------------

--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON          Paul C. Heeschen

        S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                    (a) /X/
                                                    (b) / /
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER
                       0
 NUMBER OF     -----------------------------------------------------------------
  SHARES       6    SHARED VOTING POWER
BENEFICIALLY           1,424,011 shares of Common Stock
  OWNED BY     -----------------------------------------------------------------
   EACH        7    SOLE DISPOSITIVE POWER
 REPORTING             0
  PERSON       -----------------------------------------------------------------
   WITH        8    SHARED DISPOSITIVE POWER

                       1,424,011 shares of Common Stock
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,424,011 shares of Common Stock
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           /  /
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           26.4%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

         Pursuant to Rule 13d-1(c), this statement is filed on behalf of the Reporting Persons identified herein.

ITEM1(a).    NAME OF ISSUER:

             Diedrich Coffee, Inc.

ITEM1(b).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             2144 Michelson Drive, Irvine, California 92612

ITEM 2(a).   NAME OF PERSON FILING:

             The persons filing this Schedule 13G are D.C.H., L.P., a California limited partnership, and Paul C. Heeschen (collectively, the "Filing Persons").

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             450 Newport Center Drive, Suite 450, Newport Beach, CA 92660

ITEM 2(c).   CITIZENSHIP:

             The responses of the Filing Persons with regard to Item 4 of the cover pages to this Schedule 13G that relate to the citizenships or places of organization of such persons are herein incorporated by reference.

ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

             This filing is made in regard to Common Stock, par value $0.01 per share, of Diedrich Coffee, Inc. (the "Common Stock").

ITEM 2(e).   CUSIP NUMBER:

             253675

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

             (a)  /  /  Broker or dealer registered under Section 15 of the Act,

             (b)  /  /  Bank as defined in Section 3(a)(6) of the Act,

             (c)  /  /  Insurance Company as defined in Section 3(a)(19) of the
                        Act,

             (d)  /  /  Investment Company registered under Section 8 of the
                        Investment Company Act,

             (e)  /  /  Investment Adviser registered under Section 203 of the
                        Investment Advisers Act of 1940,

             (f)  /  /  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

             (g)  /  /  Parent Holding Company, in accordance with Rule
                        13d-1(b)(ii); see Item 7,

             (h)  /  /  Group, in accordance with Rule 13d-1(b)(ii)(H).

ITEM 4.  OWNERSHIP.

             (a)  Amount beneficially owned: The responses of the Filing
                  Persons to Item 9 of the cover pages to this Schedule 13G that relate to the aggregate amount beneficially owned by such persons are herein incorporated by reference.


             (b)  Percent of class: The responses of the Filing
                  Persons to Item 11 of the cover pages to this Schedule 13G that relate to the percentage of Common Stock beneficially owned by such persons are herein incorporated by reference.

             (c)  Number of shares as to which such Filing Persons have:
                  The responses of the Filing Persons to Items 5 through 8 of the cover pages to this Schedule 13G that relate to the number of shares beneficially owned by such persons are herein incorporated by reference.

                  (i)    Sole power to vote or to direct the vote -

                  (ii)   Shared power to vote or to direct the vote -

                  (iii)  Sole power to dispose or to direct the disposition of -

                  (iv)   Shared power to dispose or to direct the disposition of
                         -

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         The Filing Persons have filed this Schedule 13G as a group pursuant to Rule 13d-1(f). The identity of each member of the group is set forth in
         Exhibit 1 attached hereto. The Filing Persons entered into a Joint Reporting Agreement dated February 14, 1997, pursuant to which they agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Schedule 13G.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 1997                     D.C.H., L.P.,
                                              a California limited partnership

                                              By: /s/ Paul C. Heeschen
                                                  ------------------------------
                                                  Paul C. Heeschen
                                                  General Partner


                                                  /s/ Paul C. Heeschen
                                                  ------------------------------
                                                      Paul C. Heeschen

                                  EXHIBIT INDEX


Exhibit                                                            Sequentially
Number                Description                                  Numbered Page
-------               -----------                                  -------------
1            Identification of Members of the Group                     1

2            Joint Reporting Agreement dated February 14, 1997          2